Exhibit 99.2

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

List of Directors and their Roles and Functions

The members of the board of directors (the “Board”) of PetroChina Company Limited are set out below:

Chairman: Wang Yilin

Vice Chairman and Executive Director: Wang Dongjin

Non-Executive Directors

Yu Baocai

Shen Diancheng

Liu Yuezhen

Xu Wenrong

Executive Directors

Liu Hongbin

Zhao Zhengzhang

Independent Non-Executive Directors

Chen Zhiwu

Richard H. Matzke

Lin Boqiang

Zhang Biyi

The Board has established five Board Committees. The table below provides membership information of these Board Committees on which certain Board members serve:

Board Committee	Audit Committee	Examination and Remuneration Committee	Investment and Development Committee	Health, Safety and Environment Committee	Nomination Committee
Director
Wang Yilin					C
Wang Dongjin			C
Yu Baocai				M
Shen Diancheng				C
Liu Yuezhen	M	M
Liu Hongbin			M
Zhao Zhengzhang				M
Chen Zhiwu			M
Richard H. Matzke		C
Lin Boqiang	C	M			M
Zhang Biyi	M				M

Notes:

C	Chairman of the relevant Board Committees
M	Member of the relevant Board Committees

The role in Board Committees of Mr. Xu Wenrong, the newly appointed director of the Company, will be determined at the next Board meeting.

Beijing, the PRC

25 May 2016